UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Emerge ETF Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

325 Delaware Ave, Suite 204
Buffalo, NY 14202

Telephone Number (including area code):

(716) 970-4512

Name and address of agent for service of process:

Corporation Service Company
251 Little Falls Drive
Wilmington, DE19808

With copies of Notices and Communications to:

Jamie Gershkow, Esquire
Stradley Ronon Stevens & Young, LLP
100 Park Ave, Suite 2000
New York, NY 10017
(212) 404-0654

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [X] NO [  ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Buffalo and the State of New York, as of this 3rd day of May 2022.

Emerge ETF Trust

By: /s/ Lisa Langley
Lisa Langley
Trustee, President and Chief
Executive Officer

Attest: /s/ Mackenzie Wood
           Name: Mackenzie Wood